Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Time Warner Cable Inc. 2006 Stock Incentive Plan of Time Warner Cable Inc. of our reports (a) dated February 19, 2009, except for the “Changes in Basis of Presentation” as discussed in Note 1, as to which the date is June 8, 2009, with respect to the consolidated financial statements, schedule, and supplementary information of Time Warner Cable Inc., included in its Current Report (Form 8-K) dated June 24, 2009 and (b) dated February 19, 2009 with respect to the effectiveness of internal control over financial reporting of Time Warner Cable Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Charlotte, North Carolina
July 29, 2009